DC

Act: 1933
Section: 3(A)(10)
Rule:
Public
Availability: 6/20/2012

12027496

Received SEC

JUN 20 2012

Washington, DC 20549

No Act
PE 6/18/12

June 20, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabi Biopharmaceuticals
Incoming letter dated June 18, 2012

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend enforcement action to the Commission if Nabi, in reliance on your opinion of counsel that the exemption under Section 3(a)(10) of the Securities Act is available, issues Nabi Shares to the holders of outstanding Biota Shares pursuant to the Scheme of Arrangement, each as described in your letter, without registration under the Securities Act. In reaching this position, we have noted that:

- the Court will conduct a hearing on the fairness of the Scheme of Arrangement to the holders of Biota Shares;
- the Court will approve the fairness of the terms and conditions of the Scheme of Arrangement to the holders of Biota Shares before issuance of the Nabi Shares pursuant to the Scheme of Arrangement;
- all prospective recipients of the Nabi Shares under the Scheme of Arrangement will receive notice of the hearing regarding the Scheme of Arrangement and will have the opportunity to be heard at the hearing; and
- Nabi will advise the Court before the hearing that, if the Court approves the terms and conditions of the Scheme of Arrangement, its sanctioning of the Scheme of Arrangement will constitute the basis for the issuance of the Nabi Shares under the Scheme of Arrangement without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

The Division is of the view that the Nabi Shares received pursuant to the Scheme of Arrangement will not be "restricted securities" within the meaning of Securities Act Rule 144(a)(3). Further, the Division is of the view that recipients of the Nabi Shares may resell these securities as follows:

(1) Persons who are not affiliates of Nabi and have not been affiliates of Nabi within 90 days of the date of consummation of the Scheme of Arrangement may sell Nabi

Shares received pursuant to the Scheme of Arrangement without regard to the requirements of Rules 144 under the Securities Act; and

(2) Persons who are affiliates of Nabi may sell Nabi Shares received pursuant to the Scheme of Arrangement in accordance with the provisions of Rule 144.

These positions are based upon the representations made in your letter to the Division. Any different facts or conditions might require a different conclusion. Moreover, regarding whether the Section 3(a)(10) exemption from registration is available for the Nabi Shares to be issued under the Scheme of Arrangement, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Sebastian Gomez Abero
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2012

Mail Stop 4561

Ms. Eun Ah Choi
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Re: Nabi Biopharmaceuticals

Dear Ms. Choi:

In regard to your letter of June 18, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Securities Act of 1933
Section 3(a)(10)
Rule 144

June 18, 2012

SEC Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re: Nabi Biopharmaceuticals/Biota Holdings Limited
Section 3(a)(10); Rule 144

Ladies and Gentlemen:

We are acting as special counsel for certain U.S. corporate matters to Nabi Biopharmaceuticals, a Delaware corporation ("Nabi"), in connection with Nabi's proposed acquisition of all of the outstanding ordinary shares ("Biota Shares") of Biota Holdings Limited, a corporation organized under the laws of Australia ("Biota"), as described in detail in this letter. On behalf of Nabi, we respectfully request the written advice of the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") that, based upon the facts and circumstances described herein, it will not recommend any enforcement action to the Commission if Nabi issues shares of its common stock, par value $0.10 per share (the "Nabi Shares"), as consideration for the acquisition of all of the Biota Shares, pursuant to the Scheme of Arrangement (as defined below) described below, without registration of the Nabi Shares under the United States Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption contained in Section 3(a)(10) of the Securities Act after the hearing of the Supreme Court of Victoria (the "Court") to approve the Scheme of Arrangement.

In addition, we request that the Staff concur with our view that (i) the Nabi Shares received in the Scheme of Arrangement will not be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and (ii) the Nabi Shares received in the Scheme of Arrangement may be resold in accordance with the limitations set forth in this letter.

I. BACKGROUND

A. The Parties

Nabi is a biopharmaceutical company that has focused on the development of vaccines addressing unmet medical needs, including nicotine addiction. Its sole product currently in development is NicVAX® [*Nicotine Conjugate Vaccine*], an innovative and proprietary investigational vaccine for the treatment of nicotine addiction and prevention of smoking relapse based on patented technology. Nabi Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are listed on The Nasdaq Global Select Market (the "Nasdaq"). Nabi does not have any other class or series of equity securities outstanding.

Biota is a leading anti-infective drug development company based in Melbourne Australia, with key expertise in respiratory diseases, particularly influenza. Biota developed the first-in-class neuraminidase inhibitor, zanamivir, subsequently marketed by GlaxoSmithKline as Relenza. Biota research breakthroughs include a series of candidate drugs aimed at treatment of respiratory syncytial virus (RSV) disease and Hepatitis C (HCV) virus infections. Biota has clinical trials underway for its lead compound for human rhinovirus (HRV) infection in patients with compromised respiration or immune systems. In addition, Biota and Daiichi Sankyo co-own a range of second generation influenza antivirals, of which the lead product Inavir®, is marketed in Japan. Biota holds a contract from the U.S. Office of Biomedical Advanced Research and Development Authority (BARDA) for the advanced development of laninamivir in the United States. Biota Shares are publicly traded on the Australian Stock Exchange (the "ASX"). None of the Biota Shares are listed on a U.S. exchange, quoted through the National Association of Securities Dealers Automated Quotation System or registered under the Securities Act or the Exchange Act.1/ Biota does not have any other class or series of ordinary shares outstanding.

B. Proposed Transaction

Nabi and Biota have entered into a Merger Implementation Agreement, dated as of April 22, 2012 (the "Merger Implementation Agreement"), which provides, among other things, that pursuant to a scheme of arrangement in respect of the Biota Shares (the "Scheme of Arrangement"), each Biota Share shall be exchanged for newly issued 0.669212231 Nabi Shares (subject to adjustment as set forth in the Merger Implementation Agreement).2/ The

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1/ Biota Shares are traded in the United States in the form of American Depositary Receipts (ADR Trading Symbol: BTAHY).

2/ If Nabi conducts an issuer tender offer to purchase Nabi Shares prior to the commencement of the solicitation of proxies by Nabi in connection with the Nabi special meeting of shareholders, the number of Nabi Shares to be issued in exchange for one Biota Share will be adjusted to preserve the respective ownership percentages of Nabi's issued stock to be held immediately after the closing of the transaction by Biota's shareholders (collectively) on the one hand (being approximately 74%)

number of Nabi Shares that are to be issued in exchange for Biota Shares pursuant to the Merger Implementation Agreement is expected to be approximately 126 million shares (equal to approximately 74% of the outstanding common stock of Nabi immediately after the consummation of the Scheme of Arrangement). The Nabi Shares to be issued under the Scheme of Arrangement will be the same as the currently outstanding Nabi Shares.

II. DESCRIPTION OF THE SCHEME OF ARRANGEMENT

A. Introduction

The Scheme of Arrangement by which the exchange of the publicly held Biota Shares will be accomplished must be effected in accordance with Section 411 of the Australian Corporations Act 2001 (Commonwealth) (the "Corporations Act") and sanctioned by the Court. Section 411 of the Corporations Act is based on, and similar in all material respects to, Section 899 of the Companies Act of 2006 of England and Wales (the "UK Companies Act"). The Scheme of Arrangement is more fully described in the attached opinion of Clayton Utz, special Australian counsel to Nabi.

The opinion of Clayton Utz confirms that:

(i) The Court will conduct a hearing on the application for Court approval of the Scheme of Arrangement;

(ii) All persons to whom it is proposed to issue Nabi Shares will receive notification of, and have an opportunity to be heard at, such hearing;

(iii) The Court will approve the fairness of the terms and conditions of the Scheme of Arrangement before any Nabi Shares are issued under the Scheme of Arrangement;

(iv) The Court will be advised prior to the hearing that, if the terms and conditions of the Scheme of Arrangement are approved, Nabi Shares will not be required to be registered under the Securities Act by virtue of the Court's approval; and

(v) Pursuant to the Corporation Act, being the legislation under which Biota is organized, the Scheme of Arrangement will be submitted for the vote of Biota shareholders.

The following description of the Scheme of Arrangement and Section 411 of the Corporations Act is based on discussions with the law firm of Clayton Utz, and upon the opinion of said firm relating to the Scheme of Arrangement and Section 411 of the Corporations Act.

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and Nabi's shareholders (collectively) immediately prior to the closing of the transaction on the other hand (being 26%).

B. The Scheme of Arrangement

1. First Court Hearing

In order to obtain directions from the Court for the convening of a meeting of holders of Biota Shares (including holders in the United States) to consider and vote on the proposed Scheme of Arrangement (the "Meeting")3/ and an order approving the Scheme of Arrangement, Biota will apply to the Court by filing an Originating Process. The Court will then conduct a hearing of the application for directions for the convening of the Meeting (the "First Court Hearing"). The Court will also conduct a second hearing, after the Meeting, for the application for Court approval of the Scheme of Arrangement (the "Second Court Hearing").

The Meeting will usually be convened to take place in Australia but shareholders (including United States holders) may vote on the resolution in person or by proxy. A copy of the notice of Meeting, the Scheme of Arrangement and the disclosure document to be sent to all holders of Biota Shares (including holders in the United States) (the "Scheme Booklet") would be attached to the application for directions by the Court in relation to the convening of the Meeting. The Scheme Booklet would include an explanatory statement (the "Explanatory Statement") that (i) provides information on the businesses of Nabi and Biota and a description of Nabi Shares, (ii) informs holders of Biota Shares of the background to and reasons for the proposed Scheme of Arrangement, and (iii) describes the approvals required and conditions to be satisfied for the Scheme of Arrangement to become effective. The Scheme Booklet would also contain (i) a report from an independent expert retained by the Board of Directors of Biota which opines as to whether or not the Scheme of Arrangement is in the best interests of Biota shareholders and (ii) appropriate proxy forms.

At the First Court Hearing, Biota will be represented. The Australian Securities and Investments Commission ("ASIC") is entitled to attend the First Court Hearing and be heard on the application. The Court will convene the Meeting provided that the Court is satisfied that (i) ASIC has been given sufficient notice of the Court hearing and has had a reasonable opportunity to examine the terms of the Scheme of Arrangement and the contents of the Scheme Booklet and to make submissions to the Court on those documents and (ii) the proposal is not of such a nature that the Court would not approve it at the Second Court Hearing.

During the First Court Hearing, the Court will be advised that if it approves the Scheme of Arrangement at the Second Court Hearing, such approval will be relied upon by Nabi for the purpose of qualifying for an exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act with respect to the issuance by Nabi of the Nabi Shares pursuant to the terms of the Merger Implementation Agreement.

3/ There will be only one shareholder meeting in respect of the ordinary shares of Biota because the Biota Shares are the only class of ordinary shares outstanding.

2. Instructions to Shareholders in the Explanatory Statement

The Explanatory Statement will instruct holders of Biota Shares that the Meeting has been convened so that they may consider whether to approve the Scheme of Arrangement. Pursuant to the provisions of Section 411 of the Corporations Act and subject to the satisfaction of certain other conditions, the Scheme of Arrangement will not become effective and binding unless and until (i) the Scheme of Arrangement is approved by (A) a majority in number of Biota shareholders present and voting in person or by proxy at the Meeting, and (B) 75% of the votes cast on the resolution in person or by proxy by Biota shareholders at the Meeting and (ii) following the Biota shareholder vote, the Scheme of Arrangement is approved by the Court at the Second Court Hearing.

3. The Second Court Hearing, Advertisement of the Scheme of Arrangement and Lodging of Objections

If the Scheme of Arrangement is approved by Biota shareholders by the requisite majorities, Biota will seek the Court's approval for the Scheme of Arrangement at the Second Court Hearing. The Second Court hearing is expected to occur in the third calendar quarter of 2012 and, in any event, not before the Staff issues a no-action response concerning the matters set forth in this letter. The approval process must be conducted by the Court in accordance with the Corporations Law Rules 2003 (Victoria) (the "Corporations Rules"), which are rules promulgated under the Supreme Court Act 1986 of Victoria and other applicable enabling powers.

In accordance with Rule 3.4 of the Corporations Rules, Biota will be required to advertise the Second Court Hearing. The advertisement must be in the form prescribed by the Corporations Rules. It would advise holders of Biota Shares (including United States shareholders) of their right to appear in support of or lodge objections in opposition of the Scheme of Arrangement (as described below) and would include the expected date of the Second Court Hearing. Nabi expects that the Court will direct that the advertisement be placed in "The Australian" newspaper or some other newspaper with a comparable national circulation. The advertisement must appear in the designated newspaper no less than five days prior to the Second Court Hearing. No express notice of the Second Court Hearing is given to Biota shareholders. However, the Scheme Booklet which is sent to each of the Biota shareholders will contain details of the expected date for the Second Court Hearing and a statement that the approval of the Court at the Second Court Hearing is a pre-condition to the Scheme of Arrangement becoming effective.

Nabi and Biota anticipate that the expected date of the Second Court Hearing contained in the Scheme Booklet, which will be mailed to holders of Biota Shares at least twenty-eight days prior to the Meeting and at least twenty-eight days prior to the date of the Second Court Hearing, will in fact be the actual date of the Second Court Hearing. However, in the event that the actual date of the Second Court Hearing differs from the expected date contained in the Scheme Booklet, Biota will be required to announce through the ASX the actual date of the Second Court Hearing promptly after such actual date has been determined, and the Scheme Booklet will advise Biota shareholders of this possibility and the fact that such announcement is required to be made, as well as that Biota will post the actual date of the Second Court Hearing on its website. As a result, the actual date of the Second Court Hearing will be posted on the ASX website and on Biota's website.

The prescribed form for the advertisement of the Second Court Hearing referred to above provides that the advertisement must disclose that a holder of Biota Shares wishing to object to the Scheme of Arrangement must file with the Court and serve on Biota no later than one day prior to the Second Court Hearing a notice of appearance together with an affidavit setting out the grounds of objection. A description of the procedure for objecting to the Scheme of Arrangement will also be included in the Scheme Booklet. If a holder of Biota Shares does not object in accordance with these procedures, such holder may not have a right to appear at the Second Court Hearing, although the Court in its discretion could, and likely would, permit such a holder to state objections to the Court if the holder made a personal appearance at the Second Court Hearing.

If objections are lodged against the Scheme of Arrangement the objector will then appear in person or by counsel at the Second Court Hearing and his objections will be heard by the Court. Biota may answer the objections at the Second Court Hearing, in which case the Court will make a determination as to whether or not to approve the Scheme of Arrangement at that hearing. Alternatively, Biota may request that the Court adjourn the Second Court Hearing to a later date to permit Biota to answer the objections. If the Court determines to adjourn the Second Court Hearing, any holders of Biota Shares who have lodged objections and are present at the hearing will be made aware of the time of the continued Second Court Hearing. In addition, Biota will be required to announce through the ASX the time and date of the continued Second Court Hearing. Therefore, the actual date of the continued Second Court Hearing will be posted on the ASX website, as well as on Biota's website.

At the Second Court Hearing, the Court would again be advised that if it approves the Scheme of Arrangement, such approval would be relied upon by Nabi for the purpose of qualifying for an exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act with respect to the Nabi Shares to be issued by Nabi pursuant to the terms of the Merger Implementation Agreement.

4. Effectiveness of the Scheme of Arrangement

Pursuant to the provisions of Section 411 of the Corporations Act and subject to the satisfaction of certain other conditions, the Scheme of Arrangement will not become effective and binding unless and until:

(i) the Scheme of Arrangement is approved by the Court at the Second Court Hearing on the basis set out in the attached opinion of Clayton Utz; and

(ii) a copy of the Order of the Court approving the Scheme of Arrangement is lodged with ASIC for registration.

Once the Scheme of Arrangement has become effective, it will be binding not only upon those holders of Biota Shares who voted in favor of the Scheme of Arrangement but upon all holders of the Biota Shares.

III. LEGAL ANALYSIS AND DISCUSSION

A. Section 3(a)(10)

Section 3(a)(10) of the Securities Act provides an exemption from the registration requirements of the Securities Act for, in relevant part, "... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court ... expressly authorized by law to grant such approval."

In Staff Legal Bulletin No. 3A (CF) (June 18, 2008) ("Staff Legal Bulletin No. 3A"), the Staff identified the following conditions that must be met before reliance may be made upon the exemption provided in Section 3(a)(10):

1. The securities must be issued in exchange for securities, claims or property interests; they cannot be offered for cash.

2. A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

3. The reviewing court or authorized governmental entity must (a) find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued, and (b) be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court's or authorized governmental entity's approval of the transaction.

4. The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and condition of the transaction.

5. A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

6. The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

7. Adequate notice of the hearing must be given to all those persons.

8. There cannot be any improper impediments to the appearance by those persons at the hearing.

The Scheme of Arrangement satisfies these conditions, as explained in the following corresponding paragraphs:

1. The Exchange. Under the Scheme of Arrangement, each holder of Biota Shares will exchange only its Biota Shares (and no other consideration) for the Nabi Shares offered by Nabi.

2. Court Approval. The Staff stated in Section 4.B.4 of Staff Legal Bulletin No. 3A that the term "any court" in Section 3(a)(10) includes a foreign court. And in particular, the Division of Corporation Finance has indicated that a supreme court of a state of Australia is a "court" for purposes of Section 3(a)(10). See, e.g., Constellation Brands, Inc. (available January 29, 2003); ForBio Inc. (available September 23, 1998); Ashanti Goldfields Company Limited (available October 17, 1996); Cortecs International Limited (available October 8, 1997); and BTR plc (available September 5, 1995). Therefore, the fact that the judicial proceeding with respect to the Scheme of Arrangement will occur in Australia, and specifically in the Supreme Court of Victoria, rather than in the United States, should not affect the availability of the Section 3(a)(10) exemption, and the Staff has previously so indicated. See Constellation Brands, Inc. and ForBio Inc., supra.

3. Determination of Fairness and Advice of Section 3(a)(10) Reliance. As discussed in the Clayton Utz opinion, under Section 411 of the Corporations Act, the Court will be required to satisfy itself as to the fairness and reasonableness of the Scheme of Arrangement, both procedurally and substantively, with regard to the interests of all holders. The Clayton Utz opinion advises that, in determining whether to exercise its discretion and approve the Scheme of Arrangement, the Court "must be satisfied that the proposal was at least so far fair and reasonable, as that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it." See Re Dorman, Long and Company Limited (1934) Ch. 635, Maugham J., at page 657. In prior no-action letters, the Staff has indicated that this criteria (or equivalent fairness criteria) satisfies the Section 3(a)(10) requirement that a court approve the terms and conditions of the issuance and exchange, after a hearing upon the fairness of such terms and conditions. See, e.g., Constellation Brands, Inc., supra; John Wood Group PLC (available March 1, 2001); Global TeleSystems Limited (available June 14, 2001); Galen Holdings PLC (available August 7, 2000); The Development Bank of Singapore Ltd. (available August 12, 1999); ADC Telecommunications, Inc. (available July 30, 1999); Lason Inc. (available June 7, 1999); ForBio Inc., supra; The Interpublic Group of Cos. Inc. (available August 26, 1998); Cortecs International Limited, supra; Ashanti Goldfields Company Limited, supra; Lucas Industries plc (available August 20, 1996); BTR plc, supra.

Pursuant to Section 411 of the Corporations Act, which is based upon, and is similar in all material respects to, Section 899 of the UK Companies Act, the Scheme of Arrangement derives its force from the Court's sanction and not from the approval of the Scheme of Arrangement at the Meeting. Therefore, the Court will take particular care to scrutinize the Scheme of Arrangement before approving it. The Court is not bound to approve the Scheme of Arrangement simply because it has previously made an order for the convening of the Meeting and the Scheme of Arrangement has been passed by the prescribed majorities at that Meeting.

The Clayton Utz opinion confirms that the Court will be advised (in the manner stated in the Clayton Utz opinion) before the Second Court Hearing that Nabi will rely on the Section 3(a)(10) exemption from the registration requirements of the Securities Act for the issuance of Nabi Shares based upon the Court's approval of the Scheme of Arrangement.

4. Court Hearings. As described above under Part II, the Scheme of Arrangement will involve two court hearings, at both of which any and all holders of Biota Shares may appear and be heard. As more fully set forth in the Clayton Utz opinion, the court hearings will be held before the Court approves the fairness of the terms and conditions of the Scheme of Arrangement.

5. Authorization of Governmental Entity. The First Court Hearing and the Second Court Hearing will be held by a court (i.e., the Supreme Court of Victoria) and not an "other governmental entity." We are advised by Clayton Utz that Section 411 of the Corporations Act authorizes the Supreme Court of Victoria to hold a hearing on the Scheme of Arrangement and to approve the fairness of the terms and conditions of the exchange to the holders of the Biota Shares.

6. Open Hearing. The First Court Hearing and the Second Court Hearing will be open to attendance by all holders of Biota Shares (including holders of Biota Shares in the United States).

7. Notice. The Clayton Utz opinion confirms that the Court will direct that an advertisement regarding the Second Court Hearing (pursuant to which approval of the Court is sought in relation to the Scheme of Arrangement) be placed in a newspaper of national circulation. Notice of the Second Court Hearing will also be published in the Australian Government Gazette. As further described in the Clayton Utz opinion, the advertisements will indicate that the relevant holders may appear at the hearing and may support or oppose the Scheme of Arrangement. A description of the procedure for objecting to the Scheme of Arrangement will also be included in the Scheme Booklet. In addition, the Scheme Booklet, which will contain a time-table of the transaction including the expected date of the Second Court Hearing, will be mailed to holders of Biota Shares at least twenty-eight days prior to the Meeting and at least twenty-eight days prior to the date of the Second Court Hearing. However, in the event that the actual date of the Second Court Hearing differs from the expected date contained in the Scheme Booklet, Biota will be required to announce through the ASX notice of the actual date of the Second Court Hearing promptly after such actual date has been determined, and the Scheme Booklet will advise Biota shareholders of this possibility and the fact that such announcement is required to be made, as well as that Biota will post the actual date of the Second Court Hearing on its website. As a result, the actual date of the Second Court Hearing will be posted on the ASX website and on Biota's website. In the event that the Second Court Hearing is continued, the same notification process and procedure will be followed to notify holders of Biota Shares of the date for the continued Second Court Hearing. While holders of Biota Shares will not directly receive notice of the First Court Hearing, Biota will most likely notify the ASX to the effect that it intends to seek directions of the Court within a certain time period. Accordingly, a holder of Biota Shares who wishes to appear at the First Court Hearing may do so by finding out the First Court Hearing date from the Court office.

8. No Improper Impediments. There will be no improper impediments to appearance at either the First Court Hearing or Second Court Hearing by any holder of Biota Shares. As described in the Clayton Utz opinion, both hearings will be open to everyone who is proposed to be issued securities in the exchange and adequate notice will be given to all those persons. Notice is required to be given by anyone wanting to object to the approval of the Scheme of Arrangement no later than one day prior to the Second Court Hearing, consisting of a notice of appearance together with an affidavit setting out the grounds of objection. As described in the Clayton Utz opinion, if a holder of Biota Shares does not object within this prescribed timeframe, such holder may not have a right to appear at the Second Court Hearing, although the Court in its discretion could, and likely would, permit such a holder to state objections to the Court if the holder made a personal appearance at the Second Court Hearing.

Based upon the foregoing, and in reliance on the Clayton Utz opinion, we are of the opinion that the Scheme of Arrangement may be effected as described above without compliance with the registration requirements of the Securities Act in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act.

B. Resale of Nabi Shares

In Section 5 of the Staff Legal Bulletin No. 3A, Section 5, the Staff stated that securities received in a Rule 145(a) transaction not involving a shell company that was exempt under Section 3(a)(10) may generally be sold without regard to Rule 144 under the Securities Act if the sellers are not affiliates of the issuer of the Section 3(a)(10) securities and have not been affiliates within 90 days of the date of the Section 3(a)(10)-exempt transaction, as such securities would not constitute "restricted securities" within the meaning of Rule 144(a)(3). In addition, the Staff stated that in the event that such securities are held by affiliates of the issuer, those holders may be able to resell the securities in accordance with the provisions of Rule 144. See Id.

Neither Nabi nor Biota is a shell company as such term is defined in Rule 405 of the Securities Act. Furthermore, the Clayton Utz opinion confirms that under Section 411 of the Corporations Act, which is the legislation under which Biota is organized, the Scheme of Arrangement will be submitted for the vote of Biota shareholders. Therefore, based upon the foregoing, and in reliance of the Clayton Utz opinion, we believe that the Scheme of Arrangement is a type of business combination transaction described in Rule 145(a)(2).

Upon the basis of the foregoing it is our understanding that:

(i) Nabi Shares received under the Scheme of Arrangement will not constitute "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act;

(ii) persons who are not affiliates of Nabi and have not been affiliates of Nabi within 90 days of the date of the consummation of the Scheme of Arrangement may sell Nabi Shares received pursuant to the Scheme of Arrangement without regard to the requirements of Rules 144 under the Securities Act; and

(iii) persons who are affiliates of Nabi may sell Nabi Shares received pursuant to the Scheme of Arrangement in accordance with the provisions of Rule 144.

* * * * *

We respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Scheme of Arrangement is effected as described above and that the Staff concur with our view that Nabi Shares may be resold as described above.

If you have any questions or desire any additional information regarding the matters discussed in this letter, please call Joseph E. Gilligan at (202) 637-5945 or Eun Ah Choi at (202) 637-3622. We respectfully request that you kindly contact either of us prior to the issuance of a written response to the no-action positions requested herein. Thank you very much for your cooperation and consideration in this matter.

Sincerely,

Eun Ah Choi

Eun Ah Choi

cc: Joseph E. Gilligan
Hogan Lovells US LLP

CLAYTON UTZ

Sydney Melbourne Brisbane Perth Canberra Darwin Hong Kong

Confidential

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON D.C.
USA 20549

29 May 2012

Our ref 838/16136/80130377

Dear Sirs

OPINION

We are Australian counsel to Nabi Biopharmaceuticals (Nabi), and are of opinion as follows:

1. Biota Holdings Limited, ACN 006 479 081 (**Biota**) proposes to implement a Scheme of Arrangement pursuant to section 411 of the Corporations Act 2001 (Cth) (**Corporations Act**) under which each ordinary share in the capital of Biota (**Biota Shares**) will be exchanged for newly issued shares of Nabi common stock, par value US $.10 per share (**Nabi Shares**) to Biota shareholders (**Scheme**).

2. Pursuant to the Scheme, each Biota Share shall be exchanged for newly issued 0.669212231 Nabi Shares (subject to adjustment as set forth in the Merger Implementation Agreement).[1] The maximum amount of Nabi Shares that may be issued in exchange for Biota Shares pursuant to the Scheme will be approximately 126 million shares (equal to approximately 74% of the outstanding common stock of Nabi immediately after the consummation of the Scheme). Nabi Shares to be offered under the Scheme will be the same in all respects as the currently outstanding Nabi Shares. The principal terms of the issuance of the Nabi Shares will be set out in an Explanatory Statement incorporated in a Scheme Booklet (as referred to in paragraph 5 below) which will be sent to holders of Biota Shares (**Scheme Members**), together with notices of the Scheme meeting.

3. We are advised that Section 3(a)(10) of the Securities Act exempts from the requirements of registration:

   "...any security which is issued in exchange for one or more bona fide outstanding securities, claims, or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court..."

4. We have been asked to provide an opinion to the Securities and Exchange Commission in relation to the Scheme. The questions upon which we are asked to opine are whether:

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[1] If Nabi conducts an issuer tender offer to purchase Nabi Shares prior to the closing of the transaction, the number of Nabi Shares to be issued in exchange for one Biota Share will be adjusted to preserve the respective percentage shares of Nabi's issued stock to be held immediately after the closing of the transaction by Biota's shareholder (collectively) on the one hand (being approximately 74%) and Nabi's shareholders (collectively) immediately prior to the closing of the transaction on the other hand (being 26%).

(a) pursuant to the Corporations Act, being the legislation under which Biota is organised, the Scheme will be submitted for the vote of Biota shareholders;

(b) the Supreme Court of Victoria (the **Court**) will hold a hearing on the application for Court approval of the Scheme;

(c) the Court will approve the fairness of the terms and conditions of the Scheme, including the terms and conditions of issuance of the Nabi Shares, before any Nabi Shares are issued under the Scheme;

(d) all Scheme Members will receive notification of, and have an opportunity to be heard at, the hearing by the Court of the application for Court approval of the Scheme; and

(e) the Court will be advised prior to the hearing that, if the terms and conditions of the Scheme are approved, Nabi will rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act 1933 (the **Securities Act**) by virtue of the Court's approval.

A. Will the Scheme be submitted for the vote of Biota shareholders pursuant to the Corporations Act?

5. The legislation under which Biota is organised is the Corporations Act. We confirm that the Scheme will be submitted for the vote of Biota shareholders pursuant to section 411 of the Corporations Act.

B. Will the Court conduct a hearing on the application for Court approval of the Scheme?

6. Section 411 of the Corporations Act provides for the convening of a meeting or meetings of Scheme Members (**Scheme Meeting**), at the direction of the Court, for the purpose of considering and, if thought fit, agreeing to the Scheme. In addition, for the Scheme to be binding section 411(4)(b) of the Corporations Act requires Court approval of the Scheme. In order to obtain directions from the Court for the convening of the Scheme Meeting and an order approving the Scheme, it will be necessary for Biota to apply to the Court by filing an Originating Process. The Court will then conduct a hearing of the application for directions for the convening of the Scheme Meeting (**First Court Hearing**) and a further hearing, after the Scheme Meeting, of the application for Court approval of the Scheme (**Second Court Hearing**). The procedures followed and the determinations involved in the Court proceedings are described in item C below. Section 411 of the Corporations Act is based on, and is similar in all material respects to, section 899 of the Companies Act of 2006 of England and Wales.

C. Will the Court approve the fairness of the terms and conditions of the Scheme, including the terms and conditions of issuance of the Nabi Shares?

7. Notice of the Scheme Meeting to be held at the direction of the Court must be sent to each Scheme Member at the address of that Scheme Member which appears on the relevant register. In addition to the notice to be given to Scheme Members, the Corporations Act requires that an "Explanatory Statement" and a plan of the Scheme (the **Scheme of Arrangement**) be sent, together with the notice of meeting, to each Scheme Member. Section 412(1) of the Corporations Act requires that:

"Where a meeting is convened under section 411, the [company] shall:

(a) with every notice convening the meeting that is sent to a creditor or member, send a statement...

(i) explaining the effect of the compromise or arrangement and, in particular, stating any material interests of the directors...; and

(ii) setting out such information as is prescribed and any other information that is material to the making of a decision by a creditor or member whether or not to agree to the compromise or arrangement..."

Usually, as in the present case, the Explanatory Statement, the Scheme of Arrangement, and the notices of meeting are contained in one composite, bound document (the **Scheme Booklet**). A copy of the Scheme Booklet is exhibited to an Affidavit filed with the Court in support of the application for directions by the Court in relation to the convening of the necessary Scheme Meetings.

8. The Scheme Booklet will set out the terms of the Scheme and will also contain, among other information:

(a) prescribed statutory and other information;

(b) a report by an Independent Expert as to whether or not, in the Expert's opinion, the Scheme is in the best interests of the Scheme Members;

(c) information on rights attaching to Nabi Shares;

(d) financial and business information relating to Nabi; and

(e) additional information about Nabi.

9. At the First Court Hearing, the application for directions by the Court in relation to the convening of the Scheme Meeting will be heard by a Judge of the Supreme Court of Victoria. The Scheme Booklet will be presented to the Court for review by the Court at this hearing. The evidence in support of the application, which includes the Scheme Booklet, will have been served on the Australian Securities and Investments Commission (**ASIC**).

10. The application to convene the Scheme Meeting is made *ex parte* (in other words, there is no named respondent to the application). Unless any particular point arises it is not the practice of Counsel to read the Scheme Booklet to the Court at the First Court Hearing. However, as on all *ex parte* applications, it is the duty of Counsel to draw to the attention of the Court all matters material to the Court's determination of the application.

11. In determining whether to accede to the application to convene meetings, the Court needs to be satisfied that ASIC has been given notice of the hearing and a reasonable opportunity to examine the proposed scheme and draft explanatory statement. ASIC is entitled to attend the hearing and be heard on the application.

12. The Court may refuse to make an order convening meetings if it considers that the proposal is of such a nature that it would not be approved by the Court at the Second Court Hearing notwithstanding that it might be approved at the meeting of members of Biota.

Thus, according to Street CJ in *Ft Eastment & Sons Pty Ltd v Metal Roof Decking Supplies Pty Ltd* (1977) 3 ACLR 69 at 72; (1977) CLC 29,608 at 29,610:

"[t]he Court will not ordinarily summon a meeting unless the scheme is of such a nature and cast in such terms that, if it achieves the statutory majority at the ... meeting, the Court would be likely to approve it on the hearing of a petition which is unopposed."

13. The Second Court Hearing, at which the Court's approval will be sought to the Scheme, will also be before a Judge of the Supreme Court of Victoria.

14. Section 411 of the Corporations Act is based upon equivalent provisions in the Companies Act of England and Wales. Accordingly, English decisions on schemes of arrangement form important precedents for Australian courts. The function of the court in exercising its discretion as to whether it should approve a Scheme under an early English equivalent to section 411 of the Corporations Act was stated by Lindley LJ in *Re Alabama, New Orleans, Texas and Pacific Junction Railway Company* [1891] 1 Ch 213 (C.A.), at page 238-239:

"What the Court has to do is to see, first of all, that the provisions of that statute have been complied with; and, secondly, that the majority has been acting bona fide. The Court also has to see that the minority is not being overridden by a majority having interests of its own clashing with those of the minority whom they seek to coerce. Further than that, the Court has to look at the scheme and see whether it is one as to which persons acting honestly, and viewing the scheme laid before them in the interests of those whom they represent, take a view which can be reasonably taken by business men. The Court must look at the scheme, and see whether the Act has been complied with, whether the majority are acting bona fide, and whether they are coercing the minority in order to promote interests adverse to those of the class whom they purport to represent; and then see whether the scheme is a reasonable one or whether there is any reasonable objection to it, or such an objection to it as that any reasonable man might say that he could not approve of it."

15. In *Re Dorman, Long and Company Limited* [1934] Ch 635, another English case, Maugham J (at page 657) having reviewed earlier authorities as to the function of the Court in considering the fairness of schemes, formulated the duty as follows:

"The Court must be satisfied that the proposal was at least so far fair and reasonable, as that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it."

This approach and formulation has been adopted by Australian courts.

16. The statements referred to in paragraphs 14 and 15 were made in the context of schemes which were the subject of challenge. Nevertheless, the absence of challenge to a scheme does not obviate the necessity of Counsel to draw to the attention of the Court all matters material to the Court's determination of the application, nor does it relieve the Court of the duty to consider the fairness and reasonableness of the scheme concerned.

17. However, in determining whether or not to approve a scheme, the Court, in the absence of a challenge to a scheme, will generally be guided, although recognising that it will not be bound, by the views of the majority of the class expressed at the Court convened meetings, and will be slow to differ from those views. The approach of the Court was explained by Fry LJ in *Re English Scottish and Australian Chartered Bank* [1893] 3 Ch 385 (C.A.) at page 409:

"If the creditors are acting on sufficient information and with time to consider what they are about, and are acting honestly, they are, I apprehend, much better judges of what is to their commercial advantage than the Court can be. I do not say it is conclusive, because there might be some blot in a scheme which had passed that had been unobserved and which was pointed out later."

The same approach applies in relation to shareholders' schemes. As stated above, even in the absence of a challenge to a scheme, the Court must still hold a hearing at which it must satisfy itself as to the fairness and reasonableness of the scheme in terms of the test described in paragraph 15.

18. It is the purpose of the matrix of legislative and regulatory provisions pursuant to which the Scheme Booklet is created and circulated to ensure that Scheme Members will be in a proper position to judge what is to their commercial advantage.

19. In *Re Rancoo* (1995) 13 ACLC 880, the Court considered inter alia the decision in *Re English, Scottish and Australian Chartered Bank* (see supra). In *Re Rancoo* the Court was considering whether to confirm the reconstruction of capital to be implemented by a reduction of capital pursuant to section 195 of the Corporations Act. The Court was of the view that it had no jurisdiction to confirm such a reconstruction if it was not fair. As the Court made plain, the principles that govern the jurisdiction to approve a scheme of arrangement are relevantly no different.

20. The Court will consider the terms and conditions of the scheme of arrangement having regard to the matters described in paragraphs 14-19 inclusive before approving the scheme of arrangement.

21. In our opinion, as a matter of Australian law, the Court could not approve the Scheme of Arrangement unless it was satisfied as to the fairness and reasonableness of the Scheme of Arrangement both procedurally and substantively.

D. Will all Scheme Members receive notification of, and have an opportunity to be heard at, a hearing of the Court held to approve the Scheme?

22. The First Court Hearing and the Second Court Hearing must be conducted by the Court in accordance with the Corporations Law Rules 2003 (Victoria) (the **Corporations Rules**), which are rules promulgated under the Supreme Court Act 1986 of Victoria and other applicable enabling powers.

23. Scheme Members will not receive notice of the First Court Hearing. However, Biota will normally have made a statement to the ASX to the effect that it intends to seek directions of the Court in and around a certain time period, for example "in early February". Accordingly, a Scheme Member who wished to appear at the First Court Hearing would be able to find out from the Court registry when the Court hearing is to occur.

24. In accordance with Rule 3.4 of the Corporations Rules, Biota is required to advertise the Second Court Hearing, at which the Court's approval of the Scheme will be sought. The advertisement must be in the form prescribed by the Corporations Rules. We would expect that the Court will direct that the advertisement be placed in "The Australian" newspaper, or some other newspaper with comparable national circulation. Notice of the hearing will also be published in the Australian Government Gazette. The prescribed form for the advertisement will set out the time and place for the Second Court Hearing and will inform Scheme Members that they may appear at the hearing and may oppose the making of a Court order approving the Scheme. The prescribed form for the advertisement sets out the procedure to be followed by a Scheme Member wishing to oppose the Scheme. This procedure requires the opposing Scheme Member to file with the Court and to serve on Biota no later than 1 day prior to the hearing a notice of appearance and any affidavit which the Scheme Member wishes to rely on. If a Scheme Member does not object within this prescribed timeframe, such a Scheme Member may not have a right to appear at the Second Court Hearing, although the Court in its discretion could, and likely would, permit such a Scheme Member to state objections to the Court if the Scheme Member made a personal appearance at the Second Court Hearing.

25. If objections are lodged against the Scheme the objector will then appear in person or by counsel at the Second Court Hearing and his objections will be heard by the Court. Biota may answer the objections at the Second Court Hearing, in which case the Court will make a determination as to whether or not to approve the Scheme at that hearing. Alternatively, Biota may request that the Court adjourn the Second Court Hearing to a later date to permit Biota to answer the objections. In the interests of commercial certainty Biota will usually request a short adjournment of a week or less. If the Court determines to adjourn the Second Court Hearing, Biota will be required to announce through the ASX the time and date of the continued Second Court Hearing.

26. ASIC must be given notice of the Second Court Hearing. ASIC is entitled to attend the hearing and be heard on the application.

27. The Court does not require that express notice be given to Scheme Members to appear and be heard at the Second Court Hearing. Nevertheless, every Scheme Member will have the right to attend, be heard and support or oppose the Scheme, at the hearing. The Court will not allow any improper impediments to the right of the Scheme Members to appear and be heard at the hearing.

28. Further, the Scheme Booklet, which is sent to all Scheme Members, contains the following information:

(a) the anticipated date for the Second Court Hearing;

(b) a statement that, assuming agreement of Scheme Members, it is anticipated that the Court will be asked to approve the Scheme on a specified date; and

(c) a statement that the approval of the Court is a precondition for the Scheme becoming effective.

If the anticipated date for the hearing set out in the Scheme Booklet is changed for any reason, Biota will be obliged to announce the new date for the hearing to the ASX.

29. Scheme Members will know, therefore:

(a) that in order for the Scheme to become effective, Court approval will need to be obtained; and

(b) the expected date upon which the Court's approval will be obtained.

30. For the above reasons, in our opinion:

(a) the Second Court Hearing is a hearing of which notice will be given to all Scheme Members of their right to appear; and

(b) every Scheme Member will have the right to attend, be heard and support or oppose the Scheme, at the hearing.

E. Will the Court be advised prior to the hearing that if the terms and conditions of the Scheme are approved Nabi will rely on the exemption from registration provided by Section 3(a)(10) of the Securities Act by virtue of the Court's approval?

31. We confirm that the Court will be advised prior to the Second Court Hearing that if the terms and conditions of the Scheme are approved, Nabi will rely on the exemption from registration provided by Section 3(a)(10) of the Securities Act, by virtue of the Court's approval. There will be a statement to this effect in the Scheme Booklet, and Counsel will draw the attention of the Court to this matter at the First Court Hearing and the Second Court Hearing.

We hereby authorise Hogan Lovells, United States counsel to Nabi, to rely on this opinion for the purpose of giving their opinion in a "no-action letter" to the U.S. Securities and Exchange Commission, regarding the availability of the exemption in Section 3(a)(10) of the U.S. Securities Act of 1933 to the issuance of the Nabi Shares pursuant to the Scheme relating to the acquisition of Biota by Nabi.

Yours faithfully

Karen Evans-Cullen, Partner
+61 2 9353 4838
kevans-cullen@claytonutz.com

Stephanie Bragg, Lawyer
+61 2 9353 4712
sbragg@claytonutz.com